UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Norsat International Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

656512209

(CUSIP Number)

Privet Fund LP

Attn: Ryan Levenson

79 West Paces Ferry Road, Suite 200B

Atlanta, GA 30305

With a copy to:

Rick Miller

Bryan Cave LLP

1201 W. Peachtree St., 14th Floor

Atlanta, GA 30309

Tel: (404) 572-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 656512209	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,015,320
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,015,320

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,015,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 656512209	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,027,170
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,027,170

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,027,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 656512209	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,027,170
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,027,170

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,027,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 656512209	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Capital Investments I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 656512209	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IRIS Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 656512209	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IRIS Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 656512209	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON IRIS Canada Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 656512209	Page 9 of 14 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on February 11, 2015, as amended on March 31, 2015, September 19, 2016, March 17, 2017, and April 17, 2017 (the “Schedule 13D”), with respect to the common stock, no par value (the “Common Stock”), of Norsat International Inc., a company incorporated under the laws of British Columbia (the “Corporation”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. Unless otherwise indicated, all references to dollars or “$” refer to U.S. dollars.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows:

(a) This statement is being filed by (i) Privet Fund LP, a Delaware limited partnership (“Privet Fund”), (ii) Privet Fund Management LLC, a Delaware limited liability company and the general partner and investment manager of Privet Fund (“Privet Fund Management”), (iii) Ryan Levenson, the sole managing member of Privet Fund Management (“Mr. Levenson”), (iv) Privet Capital Investments I, LP, a Delaware limited partnership (“Privet Capital”), (v) IRIS Holdings, LLC, a Delaware limited liability company, all the equity of which is owned by Privet Fund and Privet Capital (“IRIS Holdings”), (vi) IRIS Holdings, Inc., a Delaware corporation and wholly owned subsidiary of IRIS Holdings (“Parent”), and (vii) IRIS Canada Acquisition Corp., a company organized under the laws of the Province of British Columbia and wholly owned subsidiary of Parent (“Purchaser”). Each of the foregoing parties is referred to herein as a “Reporting Person” and together as the “Reporting Persons”.

(b) The address of the principal offices of each of the Reporting Persons is 79 West Paces Ferry Road, Suite 200B, Atlanta, Georgia 30305.

(c) The principal business of Privet Fund Management is providing administrative and management services to Privet Fund. The principal business of Privet Fund is investing private funds in securities for its own account. The principal occupation or employment of Mr. Levenson is manager of Privet Fund Management. Purchaser is an investment vehicle formed for the purpose of acquiring the Corporation pursuant to the terms of the Arrangement Agreement (as defined below). Parent is a company formed for the purpose of holding equity in Purchaser. IRIS Holdings is a company formed for the purpose of holding equity in Parent. Privet Capital is a company formed for the purpose of holding equity in IRIS Holdings.

(d) During the last 5 years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last 5 years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Levenson is a citizen of the United States.

SCHEDULE 13D

CUSIP No. 656512209	Page 10 of 14 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

This Amendment No. 5 to the Schedule 13D relates to the letter dated May 17, 2017 from Privet Fund Management (defined below) to the Board of Directors of the Corporation (the “Proposal”) proposing to acquire 100% of the fully diluted Common Stock of the Corporation not already owned by the Reporting Persons (defined below) (the “Transaction”) at a price of US$11.00 per share in cash pursuant to a proposed form of arrangement agreement by and among IRIS Holdings, Inc., IRIS Canada Acquisition Corp., the Corporation and, solely with respect to Section 5.3(2) thereof, Privet Fund Management (the “Arrangement Agreement”). The foregoing descriptions of the Proposal and the exhibits to the Proposal, including the Arrangement Agreement, do not purport to be complete and are qualified in their entirety by reference to the terms and conditions of the Proposal, a copy of which is filed as Exhibit 99.1, and the exhibits to the Proposal, copies of which are filed as Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, Exhibit 99.5 and Exhibit 99.6, respectively, to this Schedule 13D and are incorporated by reference in their entirety into this Item 3. The Proposal and the exhibits to the Proposal described in and filed with this Schedule 13D reflect the negotiations of Privet Fund Management and the Board of Directors of the Corporation from May 13, 2017 through the date hereof.

The Debt Commitment Letters

Pursuant to a senior debt loan commitment letter and a subordinated debt loan commitment letter, in each case dated as of May 12, 2017 (together, the “Debt Commitment Letters”), respectively provided by Bank of Montreal (the “Senior Lender”) and Bank of Montreal d.b.a. BMO Capital Partners (the “Subordinated Lender,” and together with the Senior Lender, the “Lenders”) to Purchaser in connection with the consummation of the Transaction, the Lenders have committed, subject to certain terms and conditions, to provide aggregate acquisition financing of $30,871,000 (the “Transaction Financing”). The Transaction Financing consists of the following: (i) a senior revolving credit facility of up to $4,000,000 outstanding at any time, and (ii) a senior term loan facility of up to $18,968,000, each provided by the Senior Lender, and (iii) a secured subordinated term loan in the amount of $7,903,000 provided by the Subordinated Lender. The funding of the Transaction Financing is subject to the satisfaction or waiver of conditions precedent that generally replicate the conditions precedent set forth in the Arrangement Agreement as well as pro forma compliance with certain financial covenants by the Corporation. The foregoing description of the Debt Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Debt Commitment Letters, redacted copies of which are filed as Exhibit 99.4 and Exhibit 99.5 to this Schedule 13D and are incorporated by reference in their entirety into this Item 3.

The Equity Commitment Letter

Pursuant to a commitment letter (the “Equity Commitment Letter”) provided by Privet Fund and Privet Capital to IRIS Holdings, Privet Fund and Privet Capital have committed, subject to certain terms and conditions set forth in the Equity Commitment Letter, to purchase equity interests in IRIS Holdings for an aggregate amount not to exceed $18,620,000, which proceeds would be further invested in Parent in connection with the Transaction. Privet Fund may meet this funding obligation, in its discretion, directly or indirectly, through its affiliates and/or with other accredited investors selected by Privet Fund. The foregoing description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Equity Commitment Letter, a copy of which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.

SCHEDULE 13D

CUSIP No. 656512209	Page 11 of 14 Pages

The Sponsor Guarantee

To induce the Corporation to enter into the Arrangement Agreement, Privet Fund has agreed to unconditionally guarantee to the Company (the “Sponsor Guarantee”) Parent’s obligations under Section 8.3(1) of the Arrangement Agreement to pay the Parent Termination Payment (as defined in the Arrangement Agreement). The foregoing description of the Sponsor Guarantee does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Sponsor Guarantee, a copy of which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 13, 2017, Privet Fund Management informed the Board of Directors of the Corporation of a proposal by Privet Fund Management to acquire 100% of the fully diluted Common Stock of the Corporation not already owned by the Reporting Persons at a price of $11.00 per share in cash. On May 15, 2017, Privet Fund Management issued a press release announcing and describing the terms of the May 13, 2017 proposal, a copy of which is filed as Exhibit 99.8 to this Schedule 13D and is incorporated by reference in its entirety into this Item 4.

On May 17, 2017, Privet Fund Management sent the Proposal to the Board of Directors of the Corporation proposing to acquire 100% of the fully diluted Common Stock of the Corporation not already owned by the Reporting Persons at a price of $11.00 per share in cash pursuant to the proposed form of Arrangement Agreement.

Parent and Purchaser are prepared to execute a definitive Arrangement Agreement, including terms and conditions substantially similar to, and in some cases more favorable to shareholders of the Corporation than, those in the March 24, 2017 Arrangement Agreement with Hytera Communications Co., Ltd. (the “Existing Arrangement Agreement”), should the Board of Directors of the Corporation determine that Privet’s Proposal constitutes a “Superior Proposal” as defined in the Existing Arrangement Agreement.

The information set forth or incorporated by reference in Item 3 of this Schedule 13D, which describes the Equity Commitment Letter, Sponsor Guarantee and Debt Commitment Letters, copies of which are filed as Exhibit 99.2, Exhibit 99.3, Exhibit 99.4, and Exhibit 99.5, respectively, to this Schedule 13D, is incorporated by reference in its entirety into this Item 4.

Item 5   Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety to read as follows:

(a) As of the date of this filing, the Reporting Persons beneficially owned the Shares, or approximately 17.6% of the outstanding Common Stock of the Corporation (calculated based on information included in the Form 6-K filed by the Corporation on May 3, 2017, which reported that 5,848,808 shares of Common Stock were outstanding as of March 31, 2017).

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

The information set forth or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

SCHEDULE 13D

CUSIP No. 656512209	Page 12 of 14 Pages

Other than as set forth in Item 4 above and the Amended and Restated Joint Filing Agreement dated May 15, 2017 by and among the Reporting Persons (“Joint Filing Agreement”), which is filed as Exhibit 99.7 hereto, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons named in response to Item 2, if any, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Corporation.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit 99.1        Proposal Letter from Privet Management LLC to the Board of Directors of the Corporation dated May 17, 2017

Exhibit 99.2        Equity Commitment Letter dated May 17, 2017

Exhibit 99.3        Privet Fund LP Sponsor Guarantee to Norsat International Inc. dated May 17, 2017

Exhibit 99.4        Senior Debt Loan Commitment Letter from Bank of Montreal to IRIS Canada Acquisition Corp. dated May 12, 2017 (Confidential information has been omitted and filed separately with the Securities and Exchange Commission)

Exhibit 99.5        Subordinated Debt Loan Commitment Letter from Bank of Montreal d.b.a. BMO Capital Partners to IRIS Canada Acquisition Corp. dated May 12, 2017 (Confidential information has been omitted and filed separately with the Securities and Exchange Commission)

Exhibit 99.6        Proposed Arrangement Agreement by and among IRIS Holdings, Inc., IRIS Canada Acquisition Corp., Norsat International Inc. and, solely with respect to Section 5.3(2) thereof, Privet Fund Management LLC (marked to reflect changes from the Arrangement Agreement dated March 24, 2017 by and among Hytera Communications Co., Ltd., Hytera Project Corp. and Norsat International Inc. as filed with the System for Electronic Document Analysis and Retrieval for the Canadian Securities Administrators)

Exhibit 99.7        Amended and Restated Joint Filing Agreement dated May 15, 2017

Exhibit 99.8        Press Release dated May 15, 2017

SCHEDULE 13D

CUSIP No. 656512209	Page 13 of 14 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 17, 2017	PRIVET FUND LP

By: Privet Fund Management LLC,
its General Partner

	By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Managing Member

PRIVET FUND MANAGEMENT LLC

	By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Managing Member

/s/ Ryan Levenson
Ryan Levenson

IRIS Holdings, LLC

By: Privet Fund Management LLC
its Manager

By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Managing Member

IRIS Holdings, Inc.

By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: President

SCHEDULE 13D

CUSIP No. 656512209	Page 14 of 14 Pages

IRIS Canada Acquisition Corp.

By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Director

PRIVET CAPITAL INVESTMENTS I, LP

By: Privet Fund Management LLC,
its General Partner

By:	/s/ Ryan Levenson
Name: Ryan Levenson
Title: Managing Member